Carol Anne Huff To Call Writer Directly: +1 312 862 2163 carolanne.huff@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

June 7, 2018

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Jay Ingram

Sergio Chinos

Re:                             Infrastructure and Energy Alternatives, Inc.
Registration Statement on Form S-3
Filed April 18, 2018
File No. 333-224337

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Infrastructure and Energy Alternatives, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”), an Amended Registration Statement on Form S-3 (the “Amendment”).

On behalf of the Company, we are writing to respond to the comment raised in the letter to the Company, dated May 7, 2018, from the staff of the SEC (the “Staff”).  The Company’s response below corresponds to the caption and number of the comment (which is reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Registration Statement on Form S-3 filed with the SEC on April 18, 2018.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

Please note that the Company has filed two legal opinions as Exhibits 5.1 and 5.2 to the Amendment.  The opinion of Kirkland & Ellis LLP, filed as Exhibit 5.1, provides the required legal opinions with respect to (i) the Backstop Warrants and the 750,000 shares of Common Stock issuable upon exercise of the Backstop Warrants; (ii) the 10,428,500 shares issued to IEA Energy Services, LLC in connection with the Business Combination; and (iii) the 469,968 shares of Common Stock issued in private placements to certain financial advisors to the Company and IEA Energy Services, LLC concurrently with the consummation of the Business Combination.  The opinion of Ellenoff Grossman & Schole LLP, filed as Exhibit 5.2, provides the required legal opinions with respect to (i) the 2,541,001 Founder Shares, (ii) the 342,256 Private

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Placement Shares; (iii) the 420,000 Private Placement Warrants and the 210,000 shares of Common Stock issuable upon exercise thereof by certain selling securityholders, (iv) the 7,500,000 shares of Common Stock issuable upon exercise of the Public Warrants and the 230,000 shares issuable upon exercise of the Private Placement Warrants and (v) the 1,353,803 Public Warrants held by a selling securityholder that may be deemed to be an affiliate of the Company and the 676,901 shares of Common Stock issuable upon exercise thereof.

Form S-3 filed April 18, 2018

General

1.                                      We note that you are registering, as part of your primary offering, 750,000 shares of common stock that may be issued upon the exercise of the Backstop Warrants.  We also note that you are registering for resale the Backstop Warrants and the underlying shares of common stock.  It is not clear why you are seeking to register the resale of the shares issuable upon the exercise of the Backstop Warrants.  Please clarify.  Also, please provide the disclosure required by Item 201 of Regulation S-K for the Backstop Warrants.

Response:

The Backstop Warrants were issued by the Company in reliance on Section 4(a)(2) under the Securities Act in a private placement exempt from registration under the Securities Act.  Because the Warrants would become exercisable within one year from the date of issuance, the Company believes that the underlying shares of Common Stock would be deemed to have been offered at the time the Warrants were sold.  The issuance of shares upon exercise of the Backstop Warrants by the initial holders of the Backstop Warrants would therefore similarly be made in reliance on Section 4(a)(2) under the Securities Act.  To the extent the original holder of the Backstop Warrant elects to exercise the Backstop Warrant rather than resell the Backstop Warrant pursuant to the Registration Statement, such holder would receive shares of common stock that constitute “restricted securities” and therefore would require the Registration Statement to resell such shares.  We note that we have also registered the issuance of shares upon exercise of the Backstop Warrants.  As indicated in the Registration Statement, the registration of shares upon exercise of the Backstop Warrants would only be applicable in the case of a transferee of the Backstop Warrants who receives the Backstop Warrants in a public offering pursuant to the Registration Statement after the effective date of the Registration Statement. We have added additional disclosure on the prospectus cover page and “Summary—The Offering” in response to the Staff’s request.

As discussed with the Staff, we understand the Staff’s comment was intended to reference S-K Item 202 rather than Item 201.  Because the Backstop Warrants are not a separate class of warrants and are of the same class as the Company’s warrants that are registered under Section 12 of the Exchange Act,  Item 9 of Form S-3 does not require Item 202 information.

* * * * * * *

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2163.

Sincerely,

/s/ Carol Anne Huff

Carol Anne Huff

cc:                                Andrew Layman

Bharat Shah